Jessica Kezar Work History

The Conscious Pet
Vice President
- Feb 2022 – present

Mostlygreen.life
Co-Founder
- Jul 2021 – present

Cece's Veggie Co.
National Sales Director
- Jul 2020 – Jun 2021

National Accounts and Central US Sales Manager
- Jan 2020 – Jul 2020

Midwest Regional Sales Manager
- Oct 2018 – Jan 2020